BD - AMENDMENT

12/04/2020

BD - DIRECT OWNERS/EXECUTIVE OFFICERS

Are there any indirect owners of the *applicant* required to be reported on Schedule B?

⊙ Yes ○ No

Ownership Codes:	NA - less than 5%	B - 10% but less than 25%	D - 50% but less than 75%
	A - 5% but less than 10%	C - 25% but less than 50%	E - 75% or more

Full Legal Name	DE/FE/I	Title or Status	Date Acquired	Own. Code	Control Person	PR	CRD #(or S.S.No., IRS Tax #, Emp. ID)
ANDERSON, AUREL DAVINA	I	PRESIDENT	10/2020	NA	Y	N	6573760
KAPPOTIS, ERNEST D	I	PRINCIPAL FINANCIAL OFFICER AND PRINCIPAL OPERATIONS OFFICER	10/2018	NA	N	N	4871251
MATTEINI, FRANCESCO	I	CCO	01/2017	NA	N	N	4991747
USTOCKTRADE, LLC	DE	OWNER	09/2014	E	Y	N	37-1601779